SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   927926 10 5
                                 (CUSIP Number)

                                 Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 26, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP NO. 927926 10 5             SCHEDULE 13D                       Page 2 of 7
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1     NAMES OF REPORTING PERSON                             Arthur Richards Rule
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                   Not Applicable

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                             Not Applicable

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

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                  7     SOLE VOTING POWER                                      0
  NUMBER OF
    SHARES              --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER                            2,838,206
   OWNED BY
     EACH               --------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER                                 0
    PERSON
     WITH               --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER                       2,838,206

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,838,206

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   33.8%

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14    TYPE OF REPORTING PERSON                                                IN

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

CUSIP NO. 927926 10 5             SCHEDULE 13D                       Page 3 of 7
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1     NAMES OF REPORTING PERSON                   Rule Family Trust udt 12/17/98
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                   Not Applicable

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                             Not Applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                            California

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER                                      0
  NUMBER OF
   SHARES               --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER                            2,838,206
  OWNED BY
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER                                 0
   PERSON
    WITH                --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER                       2,838,206

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,838,206

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   33.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                OO

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

CUSIP NO. 927926 10 5                                                Page 4 of 7

                                  SCHEDULE 13D
                                (Amendment No. 2)

      The Statement on Schedule 13D, dated February 8, 2002 (the "Original Statement"), initially filed by Arthur Richards Rule, as amended by Amendment No. 1, dated May 2, 2002 ("Amendment No. 1"), filed by Mr. Rule and the Rule Family Trust udt 12/17/98, a revocable grantor trust (the "Trust," and together with Mr. Rule, the "Reporting Persons"), is hereby amended by this Amendment No. 2, dated July 2, 2002, to reflect certain changes in the information previously filed by the Reporting Persons relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Original Statement.

      Amended information is provided as follows:

      (1) Ownership information as to Mr. Rule has been amended to reflect a reduction in Mr. Rule's indirect beneficial ownership of Common Shares through Stockscape.com Technologies Inc., as described in Item 5.

      (2) The number of outstanding Common Shares of the Issuer has been adjusted to reflect a consolidation of the Issuer's Common Shares on a 1-for-20 basis, effective June 19, 2002. Information concerning shareholdings as well as exercise prices and conversion prices is shown on a post-consolidation basis.

      NOTE: Beneficial ownership calculations below are based on 5,849,548 Common Shares of the Issuer outstanding as of June 19, 2002, on a post-consolidation basis.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

      (a) Names

      This Statement is filed by the Reporting Persons by virtue of their respective ownership interests, as described below, in (a) Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital"), the direct beneficial owner of Shares* and (b) Global Resource Investments Ltd. ("Global Resource"), the direct beneficial owner of Shares. By signing this Statement, each Reporting Person agrees that this Statement is filed on his or its behalf.

      Following is information about the relationships between the Reporting Persons and Exploration Capital and Global Resource:

      The General Partner of Exploration Capital is Resource Capital Investment Corp. ("Resource Capital"). The General Partner of Global Resource is Rule Investments, Inc. ("Rule Investments"), which also owns 100% of Global Resource. The Trust owns 90% and 100%, respectively, of Resource Capital and Rule Investments. Mr. Rule is President and a Director of Resource Capital, and is President and sole Director of Rule Investments, and, with his wife, is co-Trustee of the Trust.

CUSIP NO. 927926 10 5                                                Page 5 of 7

      * NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned (if any) as well as those issuable on conversion of the Debentures and exercise of warrants, including Debenture Warrants, as such terms are defined herein. As described in Item 5(a) of this Amendment No. 2, the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 (now $1.026, on a post-consolidation basis) per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share (now $1.50, on a post-consolidation basis).

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended and restated to read in its entirety as follows:

      Not applicable to Reporting Persons, who hold indirect interests only. The total amount of funds required by Exploration Capital to acquire the Debentures of the Issuer reported in Amendment No. 1 was $1,152,000. These funds were provided by Exploration Capital's cash on hand and no funds were borrowed for such purpose.

      Global Resource obtained Units as an Agent's fee in connection with the acquisition of Units by Stockscape, all as described in Amendment No. 1. Each Unit consisted of one Common Share and one share purchase warrant exercisable for one additional Common Share at $0.075 (now $1.50, on a post-consolidation basis) until February 1, 2007. Global Resource obtained its Agent's Special Warrant, subsequently exercised for Common Shares and share purchase warrants, as an Agent's fee in connection with the Debenture Offering, all as described in Amendment No. 1. Global Resource accordingly did not expend any of its own funds to acquire such securities.

Item 4. Purpose of Transaction

      Item 4 is hereby amended and restated to read in its entirety as follows:

      Not applicable to Reporting Persons, who hold indirect interests only. Exploration Capital holds its securities of the issuer solely for investment purposes. Global Resource obtained its securities of the Issuer as fees in connection with serving as Agent in connection with the issuance of Units and the Debentures. Global Resource holds its securities of the Issuer solely for investment purposes. Neither of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      Items 5(a) and (b) are hereby amended and restated to read in their entirety as follows:

      (a) Exploration Capital is the direct beneficial owner of $1,152,000 principal amount of Debentures. As described in Item 5(c)(ii), the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 (now $1.026, on a post-consolidation basis) per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share (now $1.50, on a post-consolidation basis). Assuming conversion of all of its Debentures into Debenture Units, and exercise of all of its Debenture Warrants, Exploration Capital would own 1,122,807 Common Shares and a warrant immediately exercisable for the purchase of 1,122,807 Common Shares, for an aggregate beneficial ownership of 2,245,614 Shares, or approximately 27.7% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

CUSIP NO. 927926 10 5                                                Page 6 of 7

      Global Resource is the direct beneficial owner of 592,592 Shares (including 296,296 immediately exercisable share purchase warrants), or approximately 9.6% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

      Based on the above, each of Mr. Rule and the Trust has, in aggregate, indirect beneficial ownership of 2,838,206 Shares, or approximately 33.8% of the Issuer's outstanding Common Shares.

      Mr. Rule may no longer be deemed to share indirect ownership of the 2,000,000 Shares directly beneficially owned by Stockscape.com Technologies Inc. ("Stockscape") as set forth in Amendment No. 1. On June 26, 2002, the Supreme Court of British Columbia issued its final order approving an amalgamation of Stockscape with three other companies into a new corporation to be called Quest Investment Corporation ("Quest"). Prior to the amalgamation, Mr. Rule owned 37% of the issued and outstanding shares of Stockscape. Following the amalgamation, Mr. Rule will own less than 8% of the outstanding voting power of Quest and will have no other relationship with Quest, and consequently may no longer be deemed to share indirect beneficial ownership of the Issuer's Shares held by Quest.

      (b) By virtue of the relationships described in Item 2, each of Mr. Rule and the Trust may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital and Global Resource.

CUSIP NO. 927926 10 5                                                Page 7 of 7

                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2002                      /s/ Arthur Richards Rule
                                        ----------------------------------------
                                        Arthur Richards Rule, individually


Date: July 2, 2002                      Rule Family Trust udt 12/17/98

                                        By: /s/ Arthur Richards Rule
                                        ----------------------------------------
                                                Arthur Richards Rule, Trustee